JA Energy
                          4800 W. Dewey Drive
                         Las Vegas, NV  89118
                       Telephone: (702) 358-8775


October 27, 2010


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hagen J. Ganem, Staff Attorney

Re:    JA Energy
       Registration Statement on Form S-1
       Filed September 20, 2010
       File No.:  333-169485

Dear Mr. Ganem:

On behalf of JA Energy (the "Company"), we are hereby responding to the letter, dated October 14, 2010 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-169485) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 1 to the Registration Statement (the "Amendment").

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.



General
-------

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13,
1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

  o You are a development stage company with no revenues and have received a going concern opinion from your auditor; .
  o  You are issuing penny stock;
  o  You have no operations, no assets, and no employees;
  o You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and
  o Your prospectus contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) of Regulation C and confirm that you will file post-effective amendments as required by Rule 419(d) and
(e) of Regulation C. Please be advised that the offer must contain the terms set forth in Rule 419(e)(2) of Regulation C. Please revise your prospectus to describe these terms.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing, the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following our review of your response.

Response: Supplementally, this provides the Staff with a detailed analysis as to why Rule 419 of Regulation C does not apply to JA Energy.
"Rule 419 under the Securities Act was adopted in 1992 to control the extent to which such companies are able to access funds from a public offering." See: SEC Proposed Rule Release No. 33-8813, page 44. Our offering concerns a dividend spin-off, we are not accessing funds from the public.

Section (a)(2) of Rule 419 under the Securities Act of 1933 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In an adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419. See Securities Act Release No. 6932 (April 13, 1992).

We believe that we are not a blank check company subject to the provisions of Rule 419, pursuant to the guidelines specified in that Release.

The provisions of that Release discuss Rule 419 provisions which specify that a "blank check company" means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Additionally, a development stage company is defined in Rule 1-02(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced, or have commenced but there has been no significant revenue therefrom.

We have a specific business plan. We are a development stage company with limited operating history. Our business plan and our purpose has been summarized in the section of our Registration Statement on Form S-1, titled "Description of Business." Here it states the Company intends to grow Jerusalem Artichoke and convert its sugars into ethanol. The Company to intends to receive revenue from the sale of ethanol.

We are relying on the provisions of that release, which specify that start up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering. Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan.

In 2005, the Commission amended Securities Act Rule 405 to define a "shell company" to mean a registrant, other than an asset-backed issuer, that has:

1.  no or nominal operations; and

2.  either:

     o  no or nominal assets;
     o  assets consisting solely of cash and cash equivalents; or
     o assets consisting of any amount of cash and cash equivalents and nominal other assets.

If anything, based on our nominal operations, under this amended Rule, we can be classified as a "shell company", not a "blank check" company.

We feel that your Comment No. 3 below is appropriate in that you asked us to revise the registration statement to indicate that we are a "shell company." The document has been revised accordingly.

Finally, Rule 15g-8 was adopted under the Exchange Act, 17 CFR 240.15g-8, to prevent trading of any securities held in a Rule 419 escrow account. Once again, our registration statement concerns a dividend spin-off. No shares will be held in escrow. All shares will be distributed to our shareholders upon the effectiveness of this S-1 Registration Statement.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.


2. We note your disclosure on page three that Reshoot Production Company's directors and five largest shareholders, who own approximately 94% of the issued and outstanding shares [of Reshoot] decided it was in the best interest of Reshoot Production Co. and JA Energy shareholders to spin-off JA
Energy...." We also note your disclosure on page 50 under the heading
"Federal Securities Laws Consequences" that "because the shares received in the spin-off are not restricted securities, the holding period requirement of Rule 144 will not apply." Please provide us with your analyses supporting your conclusion that the directors and five largest shareholders of Reshoot Production Company receiving shares in the spin-off distribution are not affiliates such that the shares they will receive will not be deemed "restricted securities," as defined by Rule 144(a)(3), and will not be subject to the holding requirements of Rule 144. Please refer to Staff Legal Bulletin No. 4, which is available on our website at www.sec.gov/interpsilegalislbcf4.txt, and Staff No-Action Letter regarding Valhi, Inc. (August 23, 1994).

Response: As we prepared the analyses to your comment, we recognized that the affiliate shares are restricted and subject to the requirement of Rule
144. We have deleted all references to the contrary in the document. We added a section entitled "Shares Eligible for Future Sale," which explains that shares to be sold by affiliates need to be sold in compliance with Rule 144 under the Securities Act. See Page 52.


3. Please revise your disclosure throughout the filing to state that you are currently a shell company. See Rule 405 of Regulation C. Please note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and no assets. See Rule 144(i) of the Securities Act. In addition, under an appropriate heading, please describe the qualifications and limitations of the Rule 144 safe harbor.

Response: We have added disclosure on the cover page and "corporate history" to indicate that we are a shell company. We have also added Risk Factor No. 22, to describe the meaning of a "shell company." As stated above, we added a section entitled "Shares Eligible for Future Sale," which describes the qualifications and limitations of the Rule 144 safe harbor.

4. Please provide us your analysis as to whether Reshoot Production Company, as well as its directors and five largest shareholders, should be named as underwriters in the prospectus.

Response: None of the shareholders of the Company are registered broker-dealers or affiliates of broker-dealers. They purchased their securities to be resold in the ordinary course of business, as an investment in the parent
company.   They did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Therefore, the selling shareholders should not be deemed underwriters as they are not selling their shares on behalf of the registrant.

Therefore, we do not believe that the directors and five largest shareholders should be named as underwrites in the prospectus.


Registration Statement Cover Page
---------------------------------

5. Please use the most recent registration statement cover page on your next amendment, which should indicate, among other things, whether you are filing the registration statement as a smaller reporting company or otherwise.

Response: We have updated the cover page on the amended registration statement that we are filing as a smaller reporting company.


Prospectus Cover Page, page 1
-----------------------------

6. Given that it appears you are registering the primary distribution of JA Energy common stock from Reshoot Production Company to the shareholders of the latter, rather than the resale of shares to the public from JA Energy's future shareholders, please revise your prospectus cover page to accurately reflect the nature of and participants in the offering. For example, please remove from your cover page the reference to common stock "held by stockholders" as well as the fifth paragraph, which also refers to "selling shareholders." With regard to the former, we also note your disclosure in the second paragraph that "JA Energy is currently a wholly-owned subsidiary of Reshoot Production Company...," indicating that you presently have only one shareholder. Please also comply with this comment throughout your prospectus, including under the heading "Selling Security Holders Distribution" on page 45.

Response: We have deleted the reference of common stock "held by stockholders," and we have deleted the references throughout the document concerning "selling shareholders."

7. We note your statement that you "expect to have an application filed with the National Association of Securities Dealers, Inc. for [y]our common stock to be eligible for trading on the OTC-Bulletin Board." Please revise your references to the OTCBB here and throughout your prospectus to clarify that you are seeking to be quoted, rather than traded, on the OTCBB, that the entity with which an application should made is the Financial Industry Regulatory Authority (FINRA), and that you cannot be certain that such application will be accepted.

Response: We have replaced all references that we are seeking to be "quoted" rather than "traded" in the document. We have also named the Financial Industry Regulatory Authority (FINRA), and that we cannot be certain that our application will be accepted.


8. Disclose on the prospectus cover page, as well as throughout your prospectus where referenced, the record date that you will use to determine which shareholders of Reshoot Production Company will receive shares of JA Energy as part of the spin-off transaction.

Response: We have included the record date information on the prospectus cover page. Please note, throughout the document, we reference the record date. We purposely did not state an exact date, but placed the [date] reference in brackets. We plan to fill-in the exact date, after we complete the comment phase with the Commission. At this time, we do not want to specify an exact date, until this registration statement becomes effective.


9. We note your statement that "after the distribution JA Energy and Reshoot Production Company will be independent public companies." We further note, based on your disclosure on page 3, that your five largest shareholders own approximately 94% of Reshoot Production and will own a similar percentage of JA Energy and that based on their conduct they appear to be acting as a control group. In view of the foregoing, it would appear that following the distribution JA Energy and Reshoot Production Company will be under common control and thus will be affiliates. Please tell us why you believe the companies will be independent if they are under common control.

Response: Supplementally, to address your comment, we believe the companies will be independent and we believe the control will shift, after each company obtains funding to expand its business plan.

First, the spin-off will separate the two companies with different financial, investment and operating characteristics so that each can adopt business strategies and objectives tailored to their respective markets.
The operational management is different for each Company. The officers are different for both companies, and only one board member remains on both companies. As disclosed in the document, this board member plans to help the company find a market for its by-products. Management believes this move will allow both companies to better prioritize their management and financial resources for achievement of their individual corporate objectives.

Second, as disclosed in the document, JA Energy needs to obtain $1,500,000 in funding to further is business plan. We also disclosed in the filing that we intend to try and raise capital through a private offering after this registration statement becomes effective. We stated under "Future Financings" on Page 24, that "we anticipate continuing to rely on equity sales of our common shares in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders." Once we sell additional common shares, the balance of control will shift. Therefore, this spin-off is designed to minimize any potential of conflict of interest, in utilizing the same resources and in accessing funding


Table of Comments, page 2
-------------------------

10. Please remove from your table of contents the sections that are not included in your prospectus (i.e., those sections contained in Part II of the registration statement).

Response: We have removed those sections contained in Part II from the table of contents.


About Us, page 6
----------------

11. Please describe under this heading, or provide a cross-reference to a more detailed discussion in your prospectus of, how your "varietal Jerusalem Artichoke... control[s] the expansion of the crop," how and by whom the "juice will be transported to a centrally processed plan to condense the juice to a syrup," and how and by whom the "syrup byproduct of the harvest will be shipped to a modular distillation unit for processing into ethanol." Please also identify who owns and operates, or will own and operate, the modular distillation unit that you reference.

Response: We have provided a cross reference for a more detailed discussion about the varietal Jerusalem Artichoke, in the section entitled "About Us." We have also expanded the disclosure under the Description of Business, specifically the "JA Energy Business Plan." to address each of your points listed above.


12. We note your statement that "JA Energy plans to use a patented varietal Jerusalem Artichoke to control the expansion of the crop." Please revise this statement to reflect that you have not yet applied for or obtained such a patent.

Response: We have revised our statement to reflect that this varietal Jerusalem Artichoke has been patented by a third party.

The Spin-Off and Plan of Distribution, page 6
---------------------------------------------

Distribution Ratio, pane 8
--------------------------

13. Your reference to 65,846,667 outstanding shares of Reshoot Production Company appears inconsistent with your disclosure on page three indicating that the distribution ratio is based on 47,033,334 of such shares outstanding. Please revise your disclosure accordingly.

Response: We have revised the document to correctly state that Reshoot Production has 47,033,334 common shares issued and outstanding.


Risk Factors, page 10
---------------------

14. Please delete the reference under this heading to the Form S-1, given that the prospectus does not contain all of the information included in the registration statement. You may, however, refer to the prospectus, which forms a part of the registration statement.

Response: We have deleted the reference to the Form S-1 and replaced the reference with prospectus.


8. Many of Our Current and Potential Ethanol Competitors..., page 13
--------------------------------------------------------------------

15. Your disclosure under this heading that you will have to compete with others for supplies of corn appears inapplicable. In addition, the second to last sentence under this heading regarding data center outsourcing and the like also appears inapplicable. Please revise your disclosure accordingly.

Response: We have removed the references to corn and data center outsourcing.


9. If Ethanol Production Continues to Increase Without Offsetting
-----------------------------------------------------------------
Increases..., page 14
---------------------

16. Your references to "distillers grains" under this heading and on pages 15 and 30 appear inapplicable to your business. Please revise your disclosure accordingly.

Response: We have deleted the references to distillers grains under this heading and on pages 15 and 30.

19. Our Common Shares Are Subject to the "Penny Stock" Rules of the SEC...,
---------------------------------------------------------------------------
page 18
-------

17. Please revise this heading, as well as the disclosure thereunder, to remove any suggestion that a trading market for your common stock currently exists.

Response: We have completely revised the heading as well as the disclosure to remove any suggestion that a trading market for our common stock currently exists.


Description of Business, page 26
--------------------------------

18. We note that disclosure throughout your prospectus refers to an ethanol plant that you intend to construct and operate. Please disclose your anticipated cost of constructing this plant and when you anticipate the plant becoming fully operational.

Response: We have added to the disclosure our anticipated cost of $25,000 per unit, based on a quote we received from third-party distiller manufacture and that we anticipate the first plant will be fully operational in 2011.

19. Please expand your disclosure to address the direct and indirect costs associated with your process for producing oil from the Jerusalem artichoke, such as, among other things, the energy and raw materials required to cultivate and harvest the artichokes. In doing so, please address how your process compares economically to the production of other biofuels, such as corn, soy or nut-based biofuels as well as traditional petroleum. To the extent you believe that they are material to your proposed business, please also address any environmental issues associated with your process (e.g., generation of waste products, water usage and contamination, production of greenhouse gases, etc.). Finally, please revise and expand your Management's Discussion and Analysis disclosure to address the impact of these issues on your future results of operations and liquidity.

Response: We have expanded the disclosure under the JA Energy Business Plan to address your concerns above. We have also expanded the Management's Discussion and Analysis disclosure.


JA Energy Business Plan, page 26
--------------------------------

20. We note your disclosure that "[m]anagement has earmarked land in... Nevada to begin its first planting." Please clarify the meaning of the term "earmarked" in this sentence, and indicate whether you presently have any rights to this land and, if so, describe them.

Response: In order to bring additional clarity to the document, we deleted the term, "earmarked" and replaced it with identified land to lease.

21. Disclose who owns and will operate the "harvesting machinery" referenced under this heading.

Response: We have added to the disclosure that the Company plans to hire third parties, who will harvest the grown product. At this time, the Company does not plan own or operate its own harvesting machinery.


22. We note your disclosure that you have "developed a small.., distiller than can convert the artichoke syrup into 1,000 gallons of ethanol per week." Please disclose the basis for this statement, e.g., whether you have already produced 1,000 gallons of ethanol per week from the smaller distiller.
Please also clarify the meaning of the term "developed" in this sentence, and indicate when such distiller was developed. We note, for example, that equipment is not reflected on your most recent balance sheet.

Response: We have added disclosure under "JA Enengy Business Plan" that he first distiller unit was constructed and has been tested by GGS, LLC, during this past year. Once the settlement, described under Legal Proceedings with GGS, LLC is completed the unit will be relocated to Central Nevada. We plan to have one of these portable conversion plants in operation during 2011. Our cost to construct the first unit was $35,000 but we have costed out the process and can produce units for $25,000. The company that constructed the first unit has supplied a bid to produce the units for $25,000.


23. We note that "Reshoot Production Company will help [you] develop a market for the artichoke by-product that is not used in the production of ethanol." Please identify the artichoke byproduct referenced here, and clarify how Reshoot Production will help you develop a market for such byproduct.

Response: We have added to the disclosure that the two by-products of the artichoke, besides ethanol are 1) . the pulp of the stalks is used for cattle feed ; and 2) the root tubers are used a seed for planting next seasons' crop. To the second part of your comment, we have added that since Reshoot Production works with farms to grow organic vegetables, its management can identify customers for the pulp by-product.


Jerusalem Artichoke, page 27
----------------------------

24. Your description of the Jerusalem artichoke and its conversion into ethanol is confusing. Please revise your disclosure to provide investors with a better understanding of the anatomy of the artichoke that you intend to convert into ethanol and the process you intend to use in order to achieve this objective. Please also define the terms "tubers" and "inulin."

Response: After reading our original disclosure, we agree that this might be confusing to an investor. We have revised the disclosure to provide a better explanation of the Jerusalem Artichoke, and how it can produce ethanol.

Ethanol Pricing page 29
-----------------------

25. Please supplementally provide us with your management's basis, including its calculations and its underlying data, for the statement that you "anticipate that the ethanol produced from Jerusalem Artichoke will cost [you] approximately $1.24 per gallon." Please note that we may have additional comments based on your response.

Response: Supplementally, we estimated that based on three harvests per year, based on an average yield of alcohol per care of 1,200 gallons for Jerusalem Artichokes, plus the estimated cost to harvest the crop, plus the cost to purchase the small portable conversion plants, plus the cost to distill the product. As we review all of these estimates, we realize it may be too premature to determine a price per gallon at this time. Therefore, we have revised our disclosure to eliminate our estimated cost per gallon.


Sales and Marketing, page 30
----------------------------

26. Please explain what you mean by the following disclosure: "We shall be targeting local charities to assist us in the payment and operations of this facility."

Response: We have expanded the disclosure to bring added clarity to the document concerning the targeting of local charities.


Competition, page 30
--------------------

27. Please provide us with the basis for your belief that you "will be able, if necessary, to sell some or all of [y]our products at lower prices because of efficiencies arising from the amount of sugar available in the Jerusalem Artichoke."

Response: Since the Jerusalem artichokes can be harvested three times per year, according to the USDA, the average yield of alcohol per acre for the Jerusalem artichoke is 1,200 gallons. This compares as follows:

Average yield per alcohol per acre
----------------------------------

Material          Gallons
-------           -------

Jerusalem
  Artichoke      1,200
Sugarcane          889
  (Hawaii)
Sugar cane
   (Louisiana)     555
Sorghum cane       500
Sugar beet         412
Corn               400

Therefore, based on the fact, that Jerusalem artichokes can be harvested three times per year versus other plants, its sugar yield, per year, is substantially higher than other products used to produce ethanol. This is why we stated we believe that there are efficiencies arising from the amount of sugar available in the Jerusalem Artichoke.

We have revised our disclosure to present the data submitted in this response letter, and we deleted references to any efficiencies.


Federal Small Producer Credit, page 29
--------------------------------------

28. Please clarify whether the federal Small Ethanol Producer Credit is still available and whether the qualification standards remain at 2005 levels.

Response: According to IRS Publication 510 (04/2009), Section entitled Excise Taxes, for the Small Ethanol Producer Credit, we would be eligible as a small ethanol producer if, at all times during the tax year, we have an annual productive capacity of not more than 60 million gallons of any type of alcohol, including alcohol not eligible for the credit. This number remains the same as it was at the 2005 levels. We state in the document that we do not expect to qualify for this credit, based on our anticipated production.


Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor
--------------------------------------------------------------------------
Contracts, page 31
------------------

29. Please clearly state under this heading whether you currently have any intellectual or proprietary rights and, if so, describe them. If you do not have such rights, please revise your disclosure under this heading accordingly. In addition, please describe the manner in which your artichoke seeds are "enhanced."

Response: We have revised the disclosure to state that James Lusk, our CEO has filed for a patent for the modular distillation unit and accompanying hydroponics greenhouse. Upon the completion of the spin-off these pending patent rights will be assigned to the Company.


Need for Government Approval or Principal Products or Services, page 32
-----------------------------------------------------------------------

30. We note that the "establishment of an ethanol plant...will [require you] to obtain and comply with various permitting requirements." Please describe these permitting requirements, including the process to obtain the permits, your estimate of how long each step of the process takes to complete, and identify your status within this process. See Item 101(h)(4)(viii) of Regulation S-K. Please also provide similar disclosure with regard to any other governmental approval that you must obtain before being able to produce and distribute your artichoke byproduct or ethanol.

Response: We have added to the disclosure that there are three levels of permitting requirements; 10,000 gallons or less per year for own use requires a simple application and compliance with local codes, more that 10,000 gallons but less than 500,000 requires an application with a bond, and over 500,000 requires an application with a bond. The permitting for the 10,000 gallons is a thirty day process.


Description of Property, page 33
--------------------------------

31. Please describe the arrangement under which you are able to occupy your office space. See Item 102 of Regulation S-K. In this regard, we note your disclosure under the heading "Note 5. Related Party Transactions" on page F-9.

Response: We added to the disclosure that "The office space is a small area in the office of a Veterinary Hospital owned by Steve Scott, who is a director of the Company. The space is provided at no cost to the company, and no reimbursement will accrue."


Legal Proceedings, page 33
--------------------------

32.Please disclose the reasons your management is negotiating to dissolve the LLC referenced under this heading and describe your relationship with the LLC such that you are subject to a potential claim against you. As currently described, this matter appears to involve a dispute between Mr. Lusk and the LLC and not JA Energy or Reshoot Production Company. In addition, please expand your disclosure to better describe the nature of the dispute and the basis for the amount you believe will be required to settle the dispute.

Response: We have added the following disclosure to the document: There is no claim against JA Energy, Inc. The amount of the dispute is the total dollars expended by the LLC during operations. The cost include legal fees, rent, wages, building of a Modular Distillation Unit according to the patent filed by James Lusk, consultant engineers, travel and entertainment, consultants local governmental issues and general office expenses.


Directors Executive Officers Promoters and Control Persons, page 34
-------------------------------------------------------------------

Directors and Executive Officers, page 34
-----------------------------------------

33. Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each board member should serve as a director at this time, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response: We have added disclosure to the document which discusses the qualifications and attributes that led us to the conclusion that each board member should serve as a director at this time.


James Lusk, President/CEO/Director, page 34
-------------------------------------------

34. Please briefly describe the nature of the business conducted by Green Global System, LLC, for whom Mr. Lusk worked as a managing member. In addition, please clarify in what manner Mr. Lusk "helped" write a book from 2007 to 2008.

Response: We have added his duties to the registration statement which includes, the supervision of the building of the prototype Modular Distillation Unit, working with the mechanical engineers, meetings with consultants, researching the market place both domestic and foreign, meeting with local government official, meeting with farmers, preparing cost analysis for the various phases of the process and meeting with potential investors. Supplementally, Mr. Lusk wrote a book entitled under the pen name P. Henry Davis. We have revised the document to substitute "authored" for "helped."


Marc Schechtman, Director, page 35
----------------------------------

35. Please briefly describe the nature of the business conducted by Custom Pack, Inc., for whom Mr. Schechtman continues to work as a business developer consultant.

Response: We have added disclosure that briefly describe the nature of the business conducted by Custom Pack, Inc.

Involvement in Certain Legal Proceedings, page 35
-------------------------------------------------

36. We note your disclosure with respect to the past five years. Please note that the required look-back period is 10 years. Accordingly, please revise your disclosure to indicate whether any of your directors or officers have been involved in the matters referenced under this heading during the past 10 years. See Item 401(f) of Regulation S-K.


Response: We have revised the disclosure that none of our directors or officers have been involved in Certain Legal Proceedings matters during the past 10 years.


Manner of Effecting the Distribution, page 42
---------------------------------------------

37. Your statement under this heading that "[n]o Reshoot Production Company stockholder will not be required to pay any cash or other consideration for the shares of JA Energy Common Stock received in the Distribution..." appears inconsistent with the disclosure throughout your prospectus. Please revise your disclosure accordingly.

Response: We removed the double negative, so that the disclosure is consistent with the disclosure throughout our prospectus.


Where You Can Find More Information. page 54
--------------------------------------------

38. Please provide the disclosure required by Items 101(h)(5)(i) and (ii) of Regulation S-K.

Response: We have deleted the our original text under "Where you Can Find More Information" and we replaced the text to provide the disclosure required by Items 101(h)(5)(i) and (ii) of Regulation S-K.


39. We note your disclosure that "[s]tatements contained in this prospectus regarding the contents of any contract or any other documents to which [you] refer are not necessarily complete" and "{i}n each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference." Please note that you may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 41 l(a) of Regulation C. Please revise your disclosure accordingly.

Response: We have deleted all references any statements regarding the contents of any contract this section, especially considering the fact that we have not entered into any contracts.

Financial Statements
--------------------

Note 9. Legal Proceedings, page F-13
------------------------------------

40. You state herein and on page 33 that management is aware of one potential situation that could lead to the commencement of legal proceedings such that if the Company is unable to raise $94,000 to dissolve a LLC which formerly employed your President, you may face a potential claim. It is not clear whether it is probable a liability has been incurred at the date of the financial statements. Please advise and revise your filing accordingly as appropriate. Refer to ASC Topic 450-20-25-1 through 450-20-25-3 for guidance. If it is not probable, tell us why.

Response: We added new disclosure under Legal Proceedings, Page 33 that there is no claim against JA Energy, Inc. The amount of the dispute is the total dollars expended by the LLC during operations. The cost includes legal fees, rent, wages, building of a Modular Distillation Unit according to the patent filed by James Lusk, consultant engineers, travel and entertainment, consultants local governmental issues and general office expenses.


Undertakings, page II-3
-----------------------

Item 28. Undertakings, page II-3
--------------------------------

41. Please tell us why you believe the undertakings set forth in Item 512(a) of Regulation are applicable to the subject offering.

Response: We concluded that since Rule 415 (a)(1)(i) applies that we were required to provide the undertakings required Item 512(a) of Regulation S-K.

Signature Page
--------------

42. You have failed to properly execute the signature page to your registration statement. In addition to being executed on your behalf, the registration statement must be signed individually by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of your board of directors or persons performing similar functions. Please note that such corporate officers and directors must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. Please have your next amendment to the registration statement executed properly. Please refer to the signature page section of Form S-1 as well as Section 6(a) of the Securities Act of 1933, as amended.

Response: The amendment has been signed executed by all directors and officers of the Company.

Mr. Ganem, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

JA Energy


By:  /s/  James Lusk
---------------------------------
          James Lusk
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel








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